Form 51-102F3

Material Change Report

1.

Name and Address of Company

Titan Trading Analytics Inc.

2nd Floor East, 9735 42nd Avenue

Edmonton, Alberta, T6E 5P8

2.

Date of Material Change

May 31, 2006

3.

News Release

May 31, 2006 via CCNMatthews.

4.

Summary of Material Change

Titan Trading Analytics Inc. (“Titan”) announced that it intends to proceed with a non-brokered private placement offering of up to 5,000,000 units (“Units”) at a subscription price of $0.35 Canadian ($0.31 US) per Unit for gross proceeds of up to $1,750,000 (US$1,558,465).  Prior to the closing of the private placement, the Software Transfer Agreements entered into between Titan, Phillip Carrozza, a director of Titan, and Cignal Technologies, LLC, a company wholly-owned by Mr. Carrozza and between Titan and Michael Gossland, a director and officer of Titan, which agreements were previously announced on February 7, 2006, will be restructured.

5.

Full Description of Material Change

Titan announced today that it intends to proceed with a non-brokered private placement offering of up to 5,000,000 units (“Units”) at a subscription price of $0.35 Canadian ($0.31 US) per Unit for gross proceeds of up to $1,750,000 (US$1,558,465). Each Unit will consist of one (1) common share in the capital of Titan and one-half (½) of one common share purchase warrant (a “Warrant”). Each whole Warrant will entitle the holder to purchase one common share for a price of $0.50 Canadian ($0.45 US) for a period of twenty four (24) months from closing.

The private placement will be conducted in reliance upon certain prospectus and registration exemptions. The Units will be subject to a four month hold period. The net proceeds from the placement will be used to enhance marketing and training programs, software development and for working capital.  The Corporation may pay, in accordance with all regulatory requirements, finder’s fees to agents for obtaining subscriptions for Units pursuant to TSX Venture Exchange Policy.

Completion of the offering is subject to all required regulatory approvals, including the acceptance of the TSX Venture Exchange.

Prior to the closing of the private placement, the Software Transfer Agreements entered into between Titan, Phillip Carrozza, a director of Titan, and Cignal Technologies, LLC, a company wholly-owned by Mr. Carrozza and between Titan and Michael Gossland, a director and officer of Titan, which agreements were previously announced on February 7, 2006, will be restructured.  The total number of Titan common shares issuable pursuant to the Software Transfer Agreements will not change, being the aggregate number of 4,500,000 shares, however, these shares will only be issued upon Titan achieving certain gross revenue milestones commencing June 1, 2006.  One-third of the Titan common shares, being 1,500,000 shares, will be eligible to be issued upon Titan achieving cumulative gross revenues from the Software of each of $400,000, $800,000 and $1.2 million, calculated commencing June 1, 2007.  The first, second and third tranches of the shares will be issued no earlier than September 30, 2006, January 31, 2007 and May 31, 2007 respectively, and in any event, any Titan common shares not "earned" by May 31, 2007 will not be eligible for issuance.

The terms of the 2,000,000 performance warrants issued to Cignal Technologies, Mr. Carrozza and Mr. Gossland, will also be revised as part of the restructuring.  The first 1,000,000 performance warrants will be exercisable at a price of $0.50 per share for a six-month period commencing June 1, 2007, provided that Titan has achieved at least $1.2 million of gross revenue for the one-year period commencing June 1, 2006.  The second 1,000,000 performance warrants will be exercisable at a price of $1.00 per share for a six-month period commencing June 1, 2008, provided that Titan has achieved gross revenue of $1.8 million for the one-year period commencing June 1, 2007.

The terms of the restructured Software Transfer Agreements have been conditionally approved by the TSX Venture Exchange.  Completion of the transactions contemplated by the Software Transfer Agreements are subject to disinterested shareholder approval which will be sought by Titan at the upcoming annual general and special shareholders meeting, which is currently scheduled for August 11, 2006.

6.

Reliance of subsection 7.1(2) or (3) of National Instrument 51-102

N/A

7.

Omitted Information

N/A

8.

Executive Officer

Ken W. Powell, President & CEO

Telephone:  780-438-1239

9.

Date of Report

June 2, 2006